Exhibit (a)(5)(E)

InfuSystem Holdings Announces Results of Warrant Exchange Offer

MADISON HEIGHTS, MI--(Marketwire - 03/22/10) - InfuSystem Holdings, Inc. (OTCBB:INHI; INHIW; INHIU), the leading provider of ambulatory infusion pumps and associated clinical services, announced today the final results of the offer to exchange any and all warrants to purchase common stock exercisable at $5.00 per share (the “Warrants”) for shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), upon the terms and subject to the conditions set forth in the Company’s offer to exchange, dated February 16, 2010 (the “Exchange Offer”).

The Exchange Offer expired at 5:00 p.m. Eastern Time on March 17, 2010. Based on the final count, 25,635,723 Warrants were properly tendered; 24,766,700 were tendered for shares of Common Stock subject to a lock-up, and 869,023 were tendered for unrestricted shares of Common Stock. Under the terms of the Exchange Offer, the Company will issue an aggregate of approximately 1,015,500 shares of Common Stock in exchange for the tendered Warrants.

Mr. Sean McDevitt, Chief Executive Officer, commented, “We are extremely pleased with the outcome of our recently completed warrant exchange offer. Holders of approximately 73 percent of our warrants chose to exchange their warrants for common shares, and of those, nearly 97 percent chose the option requiring a lock-up. We believe this important step is in the best interests of our shareholders, will help simplify our capital structure and allow us to build long term shareholder value.”

Important Additional Information

Please refer to the Company’s Schedule TO, as amended, which InfuSystem filed with the SEC.

About InfuSystem Holdings, Inc.

InfuSystem is the leading supplier of infusion services to oncologists and other outpatient treatment settings. The Company provides pole mounted and ambulatory pumps, supplies and related clinical, biomedical and billing services to practices and patients, nationwide. The Company’s unique suite of services appeals to practices, patients and payors by improving access to clinically necessary medical equipment, while driving down costs and maximizing clinical outcomes.

Contact:

Asher Dewhurst

Bob East

Westwicke Partners

(443) 213-0500

InfuSystem@Westwicke.com